

VIA FACSIMILE AND U.S. MAIL

January 31, 2008

Russell Chenu
Chief Financial Officer
James Hardie Industries N.V.
Atrium 8th Floor
Strawinskylaan 3077
1077 ZX Amsterdam
The Netherlands

> **RE:** **James Hardie Industries N.V.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **File No. 1-15240**

Dear Mr. Chenu:

We have reviewed your filing and have the following comments. If you disagree
with a comment, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED MARCH 31, 2007

Risk Factors, page 6

1. In future filings, please provide the information investors need to assess the
   magnitude of the risk. For example, to the extent material to understanding the
   magnitude of the risk, provide the following quantitative information:

   - Quantify the payments to the special purpose fund that provides compensation
     for Australian asbestos-related personal injury claims against former
     companies of the James Hardie Group.

- Quantify your indemnification obligations to the buyer of your former Gypsum manufacturing facilities for asbestos-related claims.
- Quantify your indemnification obligations for costs, penalties, fees and expenses incurred by current or former directors, officers or employees of the James Hardie Group.
- Quantify your reserves for warranty-related claims and legal proceedings.

Item 5 – Operating and Financial Review and Prospects, page 47

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006, page 52

2. We note that you discuss the changes in net sales in Australian dollars in a more comprehensive manner that your discussion of changes in your US dollar sales. For example, you indicate that net sales for your Asia Pacific Fiber Cement segment increased 4% from $241.8 million in fiscal 2006 to $251.7 million in fiscal year without addressing the reasons for increase in US dollar sales of 4%. You do however disclose that in your Asia Pacific Fiber Cement segment, net sales in Australian dollars increased 2% due to a 6% increase in sales volume from 368.3 million square feet to 390.8 million square feet, partly offset by a 3% decrease in the average Australian dollar net sales price. Please revise to adequately discuss and quantify the reasons for the changes in your US dollar sales.

Controls and Procedures, page 118

3. We note your disclosure that controls and procedures can provide only "reasonable assurance" regarding management's control objectives. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

12. Commitments and Contingencies, page F-20

Commitment to provide funding on a long-term basis in respect of asbestos-related liabilities of former subsidiaries, page F-20

4. On page F-21, you indicate that as of March 31, 2007 the undiscounted value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately $2.3 billion. You further indicate that this central estimate was calculated in accordance with Australian Actuarial Standards, which differ from accounting principles generally accepted in the United States of America and that this undiscounted central estimate is net of expected insurance recoveries of $393 million. You also indicate that the undiscounted range of potential costs was $1.3 billion to $4.1 billion. We assume that, based on these disclosures and your tabular presentation presented on page

F-22 that for US GAAP purposes, specifically FIN14, there was no amount within your range of loss that was a better estimate than any other amount such that you accrued the lower end of the range of loss. Please revise your disclosures to better clarify your accounting. In addition, please further clarify that for US GAAP purposes, specifically FIN39, you have not net the $393 million insurance recoveries against your asbestos-related liabilities and that pursuant to paragraph 140 of SOP 96-1 you have only recorded probable insurance recoveries. Please revise your disclosures throughout the filing to provide these clarifying disclosures.

5. We note your tabular presentation of the adjustments to the net Amended FFA liability presented on page F-21. For readers of your US GAAP financial statements, please also provide a rollforward of your gross asbestos liability for each balance sheet date presented. Separately disclose changes in your estimated future asbestos-related liabilities from your from your funding payments. In this regard, we note that you recognized $405.5 million in asbestos adjustments during the year ended March 31, 2007. Your disclosures on page 54 indicate that $335.0 million of this adjustment relates to the tax effect related to the implementation of the Final Funding Agreement. Please clarify supplementally and revise your disclosures to clarify why taxes impact your FFA liability and the related provision you have recognized during the period.

Australian Securities and Investments Commission ("ASIC") Proceedings and Investigation, page F-25

6. You indicate that there remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the long term and there is a possibility that the related costs could be material. However, at this stage, it is not possible to determine the amount of such liability. Therefore, both the probable and estimable requirements under SFAS 5 for recording a liability have not been met. While the probable and estimable requirements for recording a liability may not have been met, you indicate that there is a possibility that the related costs could be material. Please tell us and disclose whether there is at least a reasonable possibility that a loss has been incurred as well as the corresponding possible loss or range of loss resulting from the ASIC proceedings. Refer to paragraph 10 of SFAS 5.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brigitte Lippmann, Staff Attorney, at (202) 551-3713 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief